EXHIBIT 99.1

XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. Dollars in thousands, except share and per share amounts)

	As At	As At
	June 30,	December 31,
	2005	2004

Assets

Investments:
Fixed maturities available for sale, at fair value
(amortized cost: 2005 - $277,733; 2004 - $270,523)	$281,648	$272,950
Short-term investments, at fair value
(amortized cost: 2005 - $4,278; 2004 - $3,657)	4,277	3,657

Total investments	285,925	276,607

Cash and cash equivalents	59,013	58,038
Accrued investment income	2,534	2,564
Prepaid reinsurance premium	408,115	362,725
Premiums receivable	4,218	6,938
Reinsurance balances recoverable on unpaid losses	115,552	91,111
Intangible assets - acquired licenses	11,529	11,529
Deferred Federal income tax assets	16,803	17,260
Other assets	23,750	20,676

Total assets	$927,439	$847,448

Liabilities and Shareholder's Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$123,955	$95,324
Deferred premium revenue	456,980	406,296
Deferred ceding commissions, net	36,116	37,270
Reinsurance premiums payable	32,628	25,849
Accounts payable, accrued expenses and other liabilities	29,948	25,182
Current Federal income tax payable	2,917	2,917
Intercompany payable to affiliates	10,165	20,644

Total liabilities	$692,709	$613,482

Shareholder's Equity:
Common stock (par value $7,500 per share; 8,000 shares
authorized; 2,000 shares issued and outstanding)	$15,000	$15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive income (Net of deferred
Federal income tax effect of: 2005 - $1,370; 2004 - $850)	2,543	1,578
Accumulated deficit	(21,986)	(21,785)

Total shareholder's equity	234,730	233,966

Total liabilities and shareholder's equity	$927,439	$847,448

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary

Condensed Consolidated Statements of Operations and Comprehensive Income
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,

	2005	2004	2005	2004

Revenues
Gross premiums written	$77,964	$65,390	$115,378	$107,329
Ceded premiums written	(69,795)	(58,904)	(103,503)	(90,596)

Net premiums written	8,169	6,486	11,875	16,733
Change in deferred premium revenue	(4,802)	(3,345)	(5,295)	(9,836)

Net premiums earned (Net of ceded earned premium for the	3,367	3,141	6,580	6,897
six months of $58,113 in 2005 and $42,472 in 2004)
Net investment income	3,167	2,554	6,201	5,049
Net realized gains (losses) on investments	65	(1,162)	9	(689)
Net realized and unrealized gains (losses) on credit derivatives	(336)	197	(128)	515
Fee income and other	21	-	76	-

Total revenues	6,284	4,730	12,738	11,772

Expenses
Net losses and loss adjustment expenses (net of ceded losses
and loss adjustment expenses for the six months of	4,120	758	4,482	1,415
$25,709 in 2005 and $8,713 in 2004)
Net operating expenses	4,960	5,655	8,520	11,894

Total expenses	9,080	6,413	13,002	13,309

Loss before Federal income tax benefit	(2,796)	(1,683)	(264)	(1,537)

Federal income tax benefit	(1,038)	(557)	(63)	(507)

Net loss	(1,758)	(1,126)	(201)	(1,030)

Comprehensive Income (Loss)
Other comprehensive income (loss)	3,556	(5,627)	965	(2,996)

Comprehensive income (loss)	$1,798	$(6,753)	$764	$(4,026)

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. Dollars in thousands, except share amounts)

	Six months ended	Year Ended
	June 30,	December 31,
	2005	2004

Common Shares
Number of shares, beginning of year	2,000	2,000

Number of shares, end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance- end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173

Balance- end of period	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	1,578	1,327
Net change in unrealized appreciation of investments, net of
deferred Federal tax expense of $519 in 2005 and $134 in 2004	965	251

Balance- end of period	2,543	1,578

Accumulated deficit
Balance - beginning of year	(21,785)	(18,272)
Net loss	(201)	(3,513)

Balance- end of period	(21,986)	(21,785)

Total shareholder's equity	$234,730	$233,966

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. Dollars in thousands)

	Six months ended
	June 30,
	2005	2004

Cash flows from operating activities:
Net Loss	$(201)	$(1,030)
Adjustments to reconcile net loss to net cash used in
operating activities
Net realized (gains) losses on sale of investments	(9)	689
Net realized and unrealized (gains) losses on credit derivatives	128	(515)
excluding cash received and paid
Amortization of premium on bonds	578	686
Increase (decrease) in unpaid losses and loss adjustment expenses, net	4,190	(158)
Increase in deferred premium revenue, net	5,295	9,836
(Decrease) increase in deferred ceding commissions, net	(1,154)	284
Increase (decrease) in reinsurance premiums payable	6,779	(10,913)
Decrease (increase) in premiums receivable	2,720	(3,671)
Decrease in accrued investment income	30	60
(Increase) in deferred Federal income tax assets	(63)	(507)
Increase (decrease) in accounts payable and accrued expenses	4,638	(5,507)
(Decrease) increase in intercompany payable to affiliates	(10,479)	4,715
Other	(3,089)	2,367

Total adjustments	9,564	(2,634)

Net cash provide by (used in) operating activities	9,363	(3,664)

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short-term investments	54,113	132,506
Proceeds from maturity of fixed maturities and short-term investments	6,159	385
Purchase of fixed maturities and short-term investments	(68,660)	(153,914)

Net cash used in investing activities	(8,388)	(21,023)

Increase (decrease) in cash and cash equivalents	975	(24,687)

Cash and cash equivalents- beginning of year	58,038	76,854

Cash and cash equivalents- end of period	$59,013	$52,167

Taxes paid	$-	$-

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1. Organization and Ownership

XL Capital Assurance Inc. (the “Company”) is a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”). XL RE AM and the Company are indirect wholly owned subsidiaries of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange.

The Company is an insurance company domiciled in the State of New York and licensed to conduct financial guaranty insurance business throughout the United States, as well as in Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. The Company has triple-A financial strength ratings from Standard & Poor’s, Moody’s Investors Service, and Fitch Ratings. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through the issuance of credit default swaps.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or issuer. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance.

On April 24, 2002, the Company formed XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a wholly owned subsidiary of the Company.

In addition to its New York headquarters and London subsidiary (which has a Madrid branch), the Company maintains branch offices domestically in California and abroad in Singapore.

2. Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiary and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows at June 30, 2005 and for all periods presented, have been made and all significant intercompany accounts and transactions have been eliminated.

The accompanying condensed consolidated financial statements have been prepared in accordance with instructions to Form 10-Q and, accordingly, do not include all of the information and disclosures required by accounting principals generally accepted in the United States of America. These statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and notes thereto. The accompanying condensed consolidated balance sheet as of December 31, 2004 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended June 30, 2005 and 2004 are not necessarily indicative of the operating results for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

contingent assets and liabilities, as well as the reported amounts of revenue and expenses. Actual results may differ from those estimates. Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in “net realized and unrealized gains on credit derivatives”. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as actual and expected loss payments by the Company.

Effective January 1, 2005, the Company changed the presentation of the results from credit default swaps in its statement of operations to reclassify changes in the fair value of such instruments attributable to earnings from premiums received by the Company from the issuance of such contracts and losses from actual and expected payments to counterparties under such contracts from the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” to the “premium” and “losses and loss adjustment expense” captions in the statement, respectively. In addition, certain reclassifications were made to the Company’s balance sheet to correspond with the aforementioned changes in its statement of operations. This change in presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments. Results of the prior period presented have been reclassified to conform the current period presented.

The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment grade ratings at the respective deals’ inception. At June 30, 2005, approximately 90% of the portfolio was rated AAA with the remaining 10% allocated to other investment grade ratings. The weighted average term of the contracts in force was approximately 3.83 years, and the credit default swaps represented approximately 9% of the Company’s credit enhancement par exposure at June 30, 2005.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Amounts related to credit default swaps appear in the following financial statement line items as of and for the periods noted:

(U.S. Dollars in thousands)	(Unaudited)
	Three Months Ended
	June 30,

	2005	2004

Income Statement
Gross written premiums	$3,474	$8,169
Net premiums earned	310	779
Net realized and unrealized gains (losses) on credit derivatives	(336)	197
Net losses and loss expenses	27	62

	(Unaudited)
	Six Months Ended
	June 30,

	2005	2004

Income Statement
Gross written premiums	$8,357	$13,161
Net premiums earned	761	1,172
Net realized and unrealized gains (losses) on credit derivatives	(128)	515
Net losses and loss expenses	81	155

	As of	As of
	June 30,	December 31,
	2005	2004

Assets
Reinsurance balances recoverable on unpaid losses	$8,750	$8,215
Reinsurance recoverable on unrealized losses on derivatives	23,501	20,514

Total assets	$32,251	$28,729

Liabilities
Unpaid losses and loss adjustment expenses	$9,502	$8,886
Unrealized losses on derivatives	22,367	19,252

Total liabilities	$31,869	$28,138

4. Recent Developments

In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R) which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what affect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. The Company adopted the FSP effective April 1, 2005. The adoption of this FSP had no material impact on the Company’s financial condition or results of operations.

At the request of the Securities and Exchange Commission, the Financial Accounting Standards Board has added a project to their agenda to review the accounting for financial guaranty insurance. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

with respect to their accounting policies. Current accounting literature, specifically Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60”) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"), does not specifically address the unique characteristics of loss reserves for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. The Company will continue its loss reserving methodology as described in the 2004 year-end financial statements until further guidance is provided by the FASB.

5. Variable Interest Entities

The Company participates in transactions which utilize variable interest entities (“VIE’s”) in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet VIE’s. In synthetic transactions, the Company guarantees payment obligations of counterparties, including VIE’s, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIE’s for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIE’s.

In underwriting financial guaranty insurance, the Company believes the risk of any loss to be remote based upon the Company’s requirement that guaranteed obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIE’s in which it holds a variable interest. Accordingly, these VIE’s are not consolidated.

6. Tax Sharing Agreement

The Company’s U.S. Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As of June 30, 2005 and December 31, 2004, the Company had deferred Federal income tax assets of $16,803,000 and $17,260,000, respectively. Management has concluded that the net deferred federal income tax assets are more likely than not to be realized, therefore, no valuation allowance has been provided.

7. Treaties and Agreements with Affiliates

General Services Agreements

The Company entered into a General Services Agreement effective January 28, 2002 (the “XLFAS General Services Agreement”) with an affiliated company, XL Financial Administrative Services Inc.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

(“XLFAS”). For the three months ended June 30, 2005 and 2004, operating expenses were allocated to the Company under this agreement in the amount of $19,805,652 and $16,031,901, respectively. For the six months ended June 30, 2005 and 2004, such expenses were $29,206,287 and $28,529,280, respectively.

In addition to the XLFAS General Services Agreement the Company has entered into two service agreements with certain of its U.S. affiliates, including its ultimate U.S. holding company, X.L. America, Inc. (“XLA”). These services agreements include the Amended and Restated General Services Agreement, dated January 1, 2003 (the “Global Services Agreement”) among X.L. Global Services, Inc.(“XLGS”), XLA on behalf of: the Company, XLFAS and various other affiliates and the Second Amended and Restated General Services Agreement, dated January 1, 2003 (the “XL America General Services Agreement”), among XLA, XLFAS, the Company and various other affiliates. Expenses allocated to the Company under the Global Services Agreement and the XL America General Services Agreement for the three months ended June 30, 2005 and 2004 were $4,694,225 and $2,830,248, respectively. For the six months ended June 30, 2005 and 2004, such expenses were $8,321,892 and $5,624,628, respectively.

Effective January 1, 2005 the Company entered into an arrangement with an affiliate for investment management services. For the three and six months ended June 30, 2005, the Company incurred expenses of $39,138 and $78,121, respectively, under the agreement.

Employee Benefit Plans

XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions and compensation as defined by the Plans. The Company’s share of allocated pension expense was $703,650 and $417,174 for the three months ended June 30, 2005 and 2004, respectively, and $1,272,660 and $1,033,932 for the six months ended June 30, 2005 and 2004, respectively.

Facultative Quota Share Reinsurance Treaties

On October 6, 1999, the Company entered into an arm’s-length Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Financial Assurance Ltd. (“XLFA”), a Bermuda financial guaranty reinsurer, which is 86.8% owned by XL Capital through its wholly owned subsidiary, XL Insurance (Bermuda) Ltd. The remaining 13.2% of XLFA is owned by Financial Security Assurance Holdings Ltd., an unrelated company. Under the terms of this agreement, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, effective as of December 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees to automatically reinsure risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Amounts ceded to affiliate reinsurers are as follows:

(U.S. Dollars in thousands)	Three Months	Three Months
	ended June 30,	ended June 30,
	2005	2004

Ceded premiums written	$68,989	$57,921
Ceded premiums earned	28,089	28,701
Ceding commission revenue	13,553	8,871
Ceded losses and loss adjustment expenses	21,827	5,552

	Six Months	Six Months
	ended June 30,	ended June 30,
	2005	2004

Ceded premiums written	$101,203	$88,375
Ceded premiums earned	56,004	52,055
Ceding commission revenue	22,369	16,175
Ceded losses and loss adjustment expenses	25,433	8,111

Related Party Guarantees

In 2002, the Company began providing financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of June 30, 2005 and December 31, 2004, the net aggregate amount of investment agreements insured was $317,500,600 and $255,730,165, respectively. These insurance policies are collateralized by investment securities, accrued interest, cash and cash equivalents, which as of June 30, 2005 and December 31, 2004 had an aggregate fair value of $325,302,310 and $262,421,920, respectively. In the current quarter, the Company began providing coverage of certain derivative contracts entered into by XLAF. As of June 30, 2005, the total notional value insured was $25,000,000. Under these agreements, the Company recorded net premiums written and earned of $763,308 and $424,694 during the three months ended June 30, 2005 and 2004, respectively, and $1,371,552 and $830,227 during the six months ended June 30, 2005 and 2004, respectively.

8. Liability for Losses and Loss Adjustment Expenses

The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

	As of and for the		As of and for the
	Six Months ended		Twelve Months ended
	June 30, 2005		December 31, 2004

(U.S. dollars in thousands)	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves

Balance, beginning of period	$45,550	$49,774	$-	$30,976
Incurred losses and loss adjustment
expense	22,016	7,432	47,755	18,798
Paid loss and loss adjustment
expense	(817)		(2,205)	-

Balance, end of period	66,749	57,206	45,550	49,774
Reinsurance recoverable	(62,705)	(52,847)	(45,124)	(45,987)

Net balance, end of period	$4,044	$4,359	$426	$3,787

Case Basis Reserves for Losses and Loss Adjustment Expenses

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 17.5% of any additional loss provision in excess of the aforementioned amount provided will be retained by the Company. During the three-month period ended June 30, 2005, the company recorded an additional provision for loss relating to this transaction of $16.0 million, on a net present value basis, to reflect certain adverse developments, after reinsurance to the aforementioned affiliate, the net impact on the Company’s results of operations from this loss provision was $2.8 million. The total remaining par insured by the Company in connection with this transaction aggregated approximately $250 million ($43.9 million net of reinsurance to affiliates) at December 31, 2004, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary. The financing vehicle through which the project financing was issued is considered a variable interest entity under FASB Interpretation 46/46R, Consolidation of Variable Interest Entities, however, the Company is not the primary beneficiary. If this transaction is restructured or if the Company exercises its contractual rights in the event of a default, the primary beneficiary in the transaction will have to be reconsidered. If such events occur, the Company will likely be required to consolidate the financing vehicle.

During the three-month period ended June 30, 2005, the company recorded a provision for loss of $5.2 million representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization. The insured exposure to which this loss relates was 82.6% reinsured by an affiliate of the Company on a pro rata basis and, accordingly, the net impact on the Company’s results of operations from this loss provision was $0.9 million. The total remaining par insured by the Company in connection with this transaction aggregated approximately $366.6 million ($55.4 million net

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

of reinsurance to affiliates) at June 30, 2005, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available.

Other than the two matters described above, case basis reserves at June 30, 2005 consisted of reserves for loss adjustment expenses which relate to remediation efforts associated with certain insured transactions, including the aforementioned project financing.

Unallocated Reserves

The Company maintains an unallocated loss reserve for expected levels of losses associated with currently insured issues, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by the Company is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. This methodology was adopted by the Company in 2002. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern. The Company’s selection of an initial expected loss ratio and loss emergence pattern considered the characteristics of the Company’s own book of business as well its actual loss experience and that of the industry. On an annual basis, the Company compares its selected initial expected loss ratio to its actual loss experience, as well as to industry loss experience, and will adjust it as considered necessary, to ensure such initial expected loss ratio continues to be appropriate for the risks in its in-force business. In addition, the expected loss emergence pattern will be adjusted or realigned on an annual basis, as considered necessary, to better correlate with the underlying changes in the Company’s in force business. The Company’s unallocated reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future.